Explanation of Responses:

(1)
Pursuant to the Agreement and Plan of Merger, dated as of October 3, 2011, by and among C&D Technologies, Inc., a Delaware corporation (“C&D”), Angel Holdings LLC, a Delaware limited liability company (“Acquiror”), and Angel Acquisition Corp., a Delaware corporation (“Merger Sub”), effective on January 13, 2012, Merger Sub was merged with and into C&D, with C&D continuing as the surviving corporation (the “Merger”).  In connection with the Merger:

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each share of common stock of C&D that was issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) (except for Shares (i) held by stockholders who were entitled to demand and properly demanded appraisal for such Shares under Section 262 of the General Corporation Law of the State of Delaware and (ii) owned by C&D as treasury stock or by Acquiror, Merger Sub, the various Angelo Gordon entities or any wholly owned subsidiary of C&D) were canceled and converted automatically into the right to receive $9.75 in cash, without interest and less any required withholding taxes;

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each option to purchase shares of common stock of C&D under C&D’s equity or incentive plans outstanding immediately prior to the effective time of the Merger (the “Options”), whether or not then vested, was canceled and converted automatically into the right to receive an amount in cash equal to the product of (x) the number of shares of common stock of C&D subject to such Option and (y) the excess, if any, of $9.75 over the exercise price per share of such Option; and

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each stock appreciation right granted by C&D outstanding immediately prior to the effective time of the Merger (the “SARs”), whether or not then vested, was canceled and converted automatically into the right to receive an amount in cash equal to the product of (x) the number of Shares subject to such SAR and (y) the excess, if any, of $9.75 over the exercise price per share of such SAR.

(2)
As a result of the Merger, Mr. Gaffney received the right to receive, in cash, $1.54 per share of common stock of C&D subject to each of these Options which were held by Mr. Gaffney immediately prior to the effective time of the Merger (which $1.54 amount represents the excess of the merger consideration of $9.75 per share over the exercise price per share of such Option). All of these options were concurrently canceled.